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                                PRESS RELEASE
                             FOR IMMEDIATE RELEASE

               GulfMark Doubles First Quarter Net Income


     August 1, 2001 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced net income of $21.6 million, or $2.55 per share (diluted) for the quarter ended June 30, 2001. The results included $16.2 million, or $1.92 per share (diluted) of the previously announced deferred tax recapture associated with the reassessment of future taxes subsequent to adoption of the tonnage tax regime in the United Kingdom and Norway. Net income for the quarter, excluding the tax adjustment, more than doubled from $2.6 million ($0.31 per diluted share) in the previous quarter to $5.4 million, ($0.63 per diluted share), on revenues of $24.1 million. Net income and revenue in the comparable period in 2000 was $1.4 million, ($0.17 per diluted share), and $20.0 million, respectively.

     The improvement in the financial results reflects the continued strength in each of the Company's primary markets. The North Sea region revenue for the second quarter of 2001 increased 17.3% over the first quarter of 2001 due primarily to the addition of the Highland Patriot and the Sea Truck acquisition. The region had an average day rate and utilization of $10,273 and 97.5%, respectively for the quarter compared to $9,835 and 93.9% in the first quarter of 2001 and $9,507 and 92.8% in the second quarter of 2000. The Sea Truck acquisition is reflected in the results beginning June 21, 2001 and accordingly had only a minor impact on the results for the quarter.

     The Southeast Asian region revenue for the second quarter of 2001 increased 11.5% over the first quarter of 2001 as a result of continued high utilization. Utilization was 88.6% for the quarter with an average day rate of $4,356 compared to utilization of 81.9% and an average day rate of $4,280 in the preceding quarter. Average day rates and utilization for the comparable quarter in 2000 were $3,870 and 62.7%, respectively.

     Direct operating expenses increased 9.3% from the previous quarter to $9.4 million in 2001 as a result of the increased fleet size in the North Sea. Likewise, depreciation expense reflected the increase in the fleet size.
Other income and expenses for the second quarter of 2001 reflected an improvement of $0.8 million from last quarter and $1.1 million from the same quarter a year ago due primarily to increased income from the joint venture operation of a North Sea vessel and the capitalization of interest expense associated with the newbuild vessel program.

     The first vessel in the Company's $185 million construction program, the Highland Fortress, was delivered on July 12, 2001, ahead of the construction contract schedule and began work shortly thereafter on its two-year contract supporting underwater intervention operations. Capital expenditures during the quarter totaled $15.9 million, including $7.8 million in progress payments for the construction program and the balance due to the purchase of the Highland Patriot. At June 30, 2001, the Company had $63.7 million in liquidity of which $12.6 million was in cash and $51.1 million was available under its line of credit.

     Subsequent to June 30, 2001, in connection with an agreement with the owner and its lending institution, the Company has agreed to acquire two vessels, the Clywd Supporter and the Sefton Supporter, in exchange for the assumption of approximately $8.7 million of debt. The two vessels operate in Liverpool Bay in support of the pollution control/standby efforts of an
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existing charterer. The Company has managed these vessels in the UK for six years where they will continue to operate under an ongoing contract. The closing date is anticipated on or about September 1, 2001.

     GulfMark President and Chief Operating Officer, Mr. Bruce Streeter, said, "We are excited with the two-fold earnings increase in the second quarter. We believe the results in the quarter affirm our strategy of building a high quality fleet in markets where we have demonstrated our ability to deliver quality service. Our asset base continues to expand through the delivery of the Highland Fortress, the acquisitions of Sea Truck and the Highland Patriot and the planned purchase of the Clywd Supporter and Sefton Supporter. Each of these vessels enters the fleet with term contracts and an identifiable revenue and earnings stream."

     GulfMark will hold a conference call to discuss the second quarter earnings with analysts, investors and other interested parties at 9:00 A.M. EDT/8:00 A.M. CDT on Thursday, August 2, 2001. Those interested in participating in the conference call should call 800/553-5260 (612/332-0636, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio webcast at http://www.bestcalls.com. A replay will be available after the conference call at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) with the access code of 597601.



Contact:	Edward A. Guthrie, Executive Vice President
		(713) 963-9522


This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

















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GulfMark Offshore, Inc.
Press Release
August 1, 2001
Page 3

                               OPERATING RESULTS
                       (in 000's except per share amounts)

                                       Three Months Ended     Six Months Ended
                                            June 30,             June 30,
                                       ------------------   ------------------
                                         2001      2000       2001      2000
                                       --------  --------   --------  --------
REVENUES.............................  $ 24,073  $ 20,039   $ 45,065  $ 34,452
Direct operating expenses............     9,397     8,653     17,989    16,624
Bareboat charter expense.............     1,553     1,675      3,128     3,431
Depreciation and amortization........     3,436     3,391      6,591     6,484
General and administrative expenses..     1,748     1,503      3,302     3,110
                                       --------  --------   --------  --------
  OPERATING INCOME...................     7,939     4,817     14,055     4,803

Interest expense, net of interest
  income.............................    (2,479)   (2,801)    (4,870)   (5,615)
Income/(loss) from unconsolidated
  venture............................       676      (152)       615      (511)
Other, net...........................        31        78        (59)      147
                                       --------  --------   --------  --------
Income (loss) before income taxes....     6,167     1,942      9,741    (1,176)
Income tax (provision) benefit (1)...    15,420      (529)    14,431       437
                                       --------  --------   --------  --------
  Net income (loss)..................  $ 21,587  $  1,413   $ 24,172  $   (739)
                                       ========  ========   ========  ========
DILUTED EARNINGS PER SHARE:
  NET INCOME (LOSS)..................  $   2.55  $   0.17   $   2.86  $  (0.09)
                                       ========  ========   ========  ========

Weighted average common shares.......     8,199     8,161      8,194     8,150
Weighted average diluted common
  shares.............................     8,453     8,317      8,445     8,150

(1) INCLUDES $16.2 MILLION ($1.92 PER DILUTED SHARE) OF DEFERRED TAX
    RECAPTURE IN THE SECOND QUARTER 2001

REVENUE BY REGION (000's)
  North Sea based fleet..............  $ 17,666  $ 15,257   $ 32,726  $ 25,694
  Southeast Asia based fleet.........     4,041     2,563      7,665     4,745
  Brazil based fleet.................     2,367     2,219      4,674     4,013

RATES PER DAY WORKED
  North Sea based fleet..............  $ 10,273  $  9,507   $ 10,069  $  8,638
  Southeast Asia based fleet.........     4,356     3,870      4,321     3,866
  Brazil based fleet.................     9,402     8,600      9,425     7,869

OVERALL UTILIZATION %
  North Sea based fleet..............      97.5%     92.8%      95.7%     85.6%
  Southeast Asia based fleet.........      88.6%     62.7%      85.2%     58.2%
  Brazil based fleet.................      94.6%     97.1%      93.7%     95.9%

AVERAGE OWNED OR CHARTERED
  North Sea based fleet..............      19.4      19.0       18.7      19.0
  Southeast Asia based fleet.........      12.0      12.0       12.0      12.0
  Brazil based fleet.................       3.0       3.0        3.0       3.0
                                       --------  --------   --------  --------
     Total...........................      34.4      34.0       33.7      34.0
                                       ========  ========   ========  ========

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